Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges(a) for Lazard Group and its subsidiaries on a consolidated basis (i) on a historical basis for the five fiscal years in the period ended December 31, 2017 and the six months ended June 30, 2018 and (ii) on a pro forma basis for the fiscal year ended December 31, 2017 and for the six months ended June 30, 2018 after giving effect to this offering and the application of a portion of the estimated net proceeds thereof to repurchase or redeem $250 million aggregate principal amount of the 4.250% senior notes due 2020 and to pay fees and expenses related to the foregoing as if they had occurred on January 1, 2017.

	Six Months Ended June 30,				Year Ended December 31,
($ in thousands)	2018 Pro Forma		2018		2017 Pro Forma		2017		2016		2015		2014	2013
Operating income (loss)	$372,828		$378,766		$621,878		$633,753		$521,993		$530,845		$540,975	$219,009
Add—Fixed charges	48,086		42,148		93,266		81,391		77,071		78,826		91,691	111,317

Operating income (loss) before fixed charges	$420,914		$420,914		$715,144		$715,144		$599,064		$609,671		$632,666	$330,326

Fixed Charges:
Interest(b)	$34,928		$28,990		$69,129		$57,254		$53,730		$54,885		$68,205	$87,039
Other(c)	13,158		13,158		24,137		24,137		23,341		23,941		23,486	24,278

Total fixed charges	$48,086		$42,148		$93,266		$81,391		$77,071		$78,826		$91,691	$111,317

Ratio of earnings to fixed charges	8.75	(d)	9.99	(d)	7.67	(e)	8.79	(e)	7.77	(f)	7.73	(g)	6.90	2.97	(h)

Notes (dollars in thousands):

(a)	For purposes of computing the ratio of earnings to fixed charges:
•	earnings for the periods presented represent income before income taxes and fixed charges, and
•	fixed charges represent the interest expense and the portion of rental expense which represents an appropriate interest factor.
(b)

Lazard Group’s policy is to include interest expense on unrecognized tax benefits in income tax expense. Accordingly, such interest expense is not included in the computations of the ratio of earnings to fixed charges.

(c)	Other fixed charges consist of the interest factor in rentals.
(d)

Operating income for the six months ended June 30, 2018 is presented after giving effect to (i) $1,186 of acquisition-related benefits, (ii) $12,830 of expenses associated with the Enterprise Resource Planning (“ERP”) system implementation and (iii) $2,425 of expenses related to office space reorganization. Excluding the impact of such items, the historical ratio of earnings to fixed charges for the six months ended June 30, 2018 would have been 10.47 and the pro forma ratio of earnings to fixed charges for the six months ended June 30, 2018 would have been 9.16.

(e)

Operating income for the year ended December 31, 2017 is presented after giving effect to (i) $1,291 of acquisition-related costs, (ii) $25,308 of expenses associated with the ERP system implementation and (iii) $11,354 of expenses related to office space reorganization. Excluding the impact of such items, the historical ratio of earnings to fixed charges for the year ended December 31, 2017 would have been 9.24 and the pro forma ratio of earnings to fixed charges for the year ended December 31, 2017 would have been 8.07.

(f)

Operating income for the year ended December 31, 2016 is presented after giving effect to a charge of (i) $3,148 associated with the redemption of the remaining portion of the 6.85% senior notes due 2017 (the “2017 Notes”), (ii) $599 excess interest expense due to the period of time between the issuance of the 3.625% senior notes due 2027 notes and the settlement of redemption of the 2017 Notes, (iii) $30,991 of acquisition-related costs and (iv) $12,668 gain on the acquisition of MBA Lazard (which resulted from the increase in the fair value of Lazard Group’s investment in MBA Lazard prior to the acquisition). Excluding the impact of such items, the ratio of earnings to fixed charges would have been 8.11.

(g)

Operating income for the year ended December 31, 2015 is presented after giving effect to a charge of (i) $60,219 associated with the redemption of $450 million of the 2017 Notes, (ii) $2,655 excess interest expense due to the period of time between the issuance of the 3.75% senior notes due 2025 and the settlement of the redemption of the 2017 Notes and (iii) $12,203 relating to a private equity revenue adjustment. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 8.64.

(h)

Operating income for the year ended December 31, 2013 is presented after giving effect to a charge of (i) $64,703 associated with the cost saving initiatives announced by Lazard Group in October 2012, (ii) $54,087 pertaining to the refinancing of the 7.125% senior notes due 2015 and the issuance of the 4.250% senior notes due 2020 and (iii) $12,203 relating to private equity incentive compensation. Excluding the impact of such charges, the ratio of earnings to fixed charges would have been 4.14.